SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Quarterly Period Ended December 31, 2003

Scottish Power plc

PacifiCorp

(Name of Registered Holding Company)

Scottish Power plc

(Address of Principal Executives Offices)

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Inquiries concerning this Form U-9C-3 may be directed to:

Andrew Mitchell, Company Secretary James Stanley, General Counsel Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	M. Douglas Dunn Orlan M. Johnson Milbank Tweed Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Scottish Power plc

FORM U-9C-3

For the Quarter Ended December 31, 2003

This report covers the quarter ended December 31, 2003.

Item 1. - Organization Chart

Name of Reporting Company	Date of Organization	Energy or Gas-related Company	State/Country of Organization	Percentage of Voting Securities Held	Type of Business
Scottish Power plc	N/A	N/A	Scotland	100%	Registered Holding Company

Scottish Power NA 1 Ltd	N/A	N/A	Scotland	100%	Intermediate Holding Company

Scottish Power NA 2 Ltd	N/A	N/A	Scotland	100%	Intermediate Holding Company

PacifiCorp Holdings, Inc	N/A/	N/A	Delaware	100%	Intermediate Holding Company

PPM Energy, Inc.	N/A	N/A	Oregon	100%	Power Marketing Company

Enstor, Inc.	10/08/01	Energy- related Company	Oregon	100%	Gas Storage

Enstor Operating Company, LLC	9/19/02	Energy- related Company	Oregon	100%	Gas Storage

Katy Storage and Transportation, L.P.	9/30/02	Energy- related Company	Texas	100%	Gas Storage Facility

Item 2. - Issuances and Renewals of Securities and Capital Contributions.

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued Type of Business	Collateral Given with Security	Consideration Received for Each Security

None

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

None

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
PacifiCorp	PPM Energy, Inc, as ultimate parent company of Katy Storage and Transportation, L.P.	IT/Network and shared system charges and other corporate services	$5,187	N/A	N/A	$5,187

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

None

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2003	$12,385,312,404	Line 1
Total capitalization multiplied by 15% (Line 1 X 0.15)	$1,857,796,861	Line 2
Greater of $50 million or Line 2	$1,857,796,861	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category 1 - Rule 58(b)(1)(ix)	$160,000,000

Total current aggregate investment	$160,000,000	Line 4

Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the Registered holding company system (line 3 less line 4)	$1,697,796,861	Line 5

(1)	Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Item 5. - OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas Storage	None	None	N/A

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements:

Exhibit A-1	Financial statements for Reporting Company for the quarterly period ended December 31, 2003. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)

B. Exhibits:

Exhibit B-1	Officer’s Certification

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Scottish Power plc

By:	/s/ David T. Nish
David T. Nish
Finance Director

Date:	February 27, 2003

Exhibit B-1

CERTIFICATE

I hereby certify that the Form U-9C-3 for ScottishPower plc for the previous quarter has been provided to the state commissions listed below:

California Public Utilities Commission

Docket Office

505 Van Ness Avenue

San Francisco, CA 94102-3298

Attn: Jerry Royer, Advice Filings

Idaho Public Utilities Commission

472 W. Washington

Boise, ID 83702-5983

Attn: Jean D. Jewell, Commission Secretary

Oregon Public Utility Commission

550 Capitol Street N.E., Suite 215

Salem, Oregon 97301-2551

Attn: Vikie Bailey-Goggins, Administrator Regulatory and Technical Support

Utah Public Service Commission

Heber M. Wells Building, Fourth Floor

160 East 300 South

Salt Lake City, UT 84114

Attn: Julie P. Orchard, Commission Secretary

Washington Utilities and Transportation Commission

1300 S. Evergreen Park Drive S.W.

Olympia, WA 98504-7250

Attn: Carole Washburn, Executive Secretary

Wyoming Public Service Commission

Hansen Building

2515 Warren Avenue, Suite 300

Cheyenne, WY 82002

Attn: Steve Oxley, Commission Secretary

Scottish Power plc

By:	/s/ David T. Nish
David T. Nish
Finance Director